RREEF Property Trust, Inc.
875 Third Avenue, 26th Floor
New York, NY 10022

August 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	RREEF Property Trust, Inc.
Registration Statement on Form S-11
File No. 333-268995
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RREEF Property Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 3:00 p.m., on August 10, 2023, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (415) 262-2017.

Sincerely,

/s/ ERIC M. RUSSELL
Eric M. Russell
Chief Financial Officer and Vice President

cc:	Mr. Jason W. Goode, Alston & Bird LLP